

OHOS, INC.

Financial Statements

December 31, 2017

Table of Contents

Page



Independent Accountant's Review Report

To the Shareholders of
OHOS, INC.
Broomfield, CO 80020

We have reviewed the accompanying balance sheet of Ohos, Inc. (a C Corporation) as of December 31, 2017, and the related statement of operations, shareholders' equity, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management (owners) is (are) responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Front Range CPA
Englewood, Colorado 80112

Heather Kearns

June 4, 2018

OHOS, INC.
BALANCE SHEET
As of December 31, 2017

Assets		**2017**
CURRENT ASSETS		
Cash	$	467
Accounts Receivable		900
Prepaid Expenses		749
Total Current Assets		2,116
PROPERTY AND EQUIPMENT		
Computer Equipment		2,583
Less: Accumulated Depreciation		(560)
Net Property and Equipment		2,023
OTHER ASSETS		
Software Development Costs		41,858
Less: Accumulated Amortization		(11,707)
Total Other Assets		30,151
TOTAL ASSETS	$	**34,290**

The accompanying notes are an integral part of these financial statements. Please see the independent accountant's review report

2

OHOS, INC.
BALANCE SHEET
As of December 31, 2017

Liabilities and Stockholders' Equity		**2017**
CURRENT LIABILITIES		
Accounts Payable	$	-
Accrued Liabilities		7,523
Unearned Income		5,277
Total Current Liabilities		12,800
LONG TERM LIABILITIES		
Total Liabilities		12,800
STOCKHOLDERS' EQUITY		
Common Stock, par value $0.00001, 10,000,000 shares authorized; 5,625,000 issued and outstanding, as of December 31, 2017		56
Capital Contributions		256,388
Current Income (Loss)		(158,827)
Accumulated Earnings		(76,127)
Total Stockholders' Equity		21,490
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**34,290**

The accompanying notes are an integral part of these financial statements. Please see the independent accountant's review report

3

OHOS, INC.
STATEMENT OF OPERATIONS
For the period ended December 31, 2017

		2017
REVENUES	$	22,390
COST OF GOODS SOLD:		
Software Development		3,831
Total cost of goods sold		3,831
GROSS PROFIT		18,559
EXPENSES:		
Selling, general and administrative		60,077
Payroll costs		107,885
Depreciation and amortization		11,812
Total expenses		179,774
LOSS FROM OPERATIONS		(161,215)
OTHER INCOME AND EXPENSE		
Other income and expense		2,388
Total other income and expense		2,388
NET LOSS	$	**(158,827)**

The accompanying notes are an integral part of these financial statements. Please see the independent accountant's review report

OHOS, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For the year ended December 31, 2017

	Common Stock		Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance at December 31, 2015	-	$ -	$ -	$ -	$ -
Sale of Common Stock for cash	5,625,000	56	-	-	56
Additional Paid in Capital	-	-	777	-	777
Capital Contributions (SAFE)	-	-	181,611	-	181,611
Net loss	-	-	-	(76,127)	(76,127)
Balance at December 31, 2016	5,625,000	$ 56	$ 182,388	$ (76,127)	$ 106,317
Owner Contribution			74,000		74,000
Net loss	-	-	-	(158,827)	(158,827)
Balance at December 31, 2017	5,625,000	$ 56	$ 256,388	$ (234,954)	$ 21,490

The accompanying notes are an integral part of these financial statements. Please see the independent accountant's review report

5

OHOS, INC.
STATEMENT OF CASH FLOWS
For the period ended December 31, 2017

		2017
OPERATING ACTIVITES:		
Net Loss	$	(158,827)
Adjustments to reconcile net loss to cash used in operating activities		
Depreciation expense		516
Amortization of intangible assets		11,296
Changes in current assets and liabilities		
Increase in receivables		(900)
Decrease in prepaid expenses and other current assets		802
Decrease in accounts payable		(4,925)
Increase in accrued liabilities		1,249
Increase in unearned revenue		2,827
Net cash used in operating activities		(147,960)
INVESTING ACTIVITIES:		
Purchase of property and equipment		-
Software development costs		(25,943)
Net cash used in investing activities		(25,943)
FINANCING ACTIVITES:		
Capital Contributions (Owner)		74,000
Net cash used in financing activities		74,000
NET CHANGE IN CASH	$	(99,903)
CASH, beginning of period		100,370
CASH, end of period	$	467

The accompanying notes are an integral part of these financial statements. Please see the independent accountant's review report

1. PRINCIPAL BUSINESS ACTIVITES :

Organization and Business- Ohos, Inc. (the Company) was founded on January 1, 2016, as a Software-as-a-Service (SaaS) platform that allows organizations to utilize employee crowdsourcing to provide real time performance feedback for their workforce. Primarily operating as a SaaS, the Company also provides consulting, implementation services and administrative support for the technology platform. All operations for the Company are based in Denver, Colorado.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation - These financial statements and related notes are presented in accordance with the accounting principles generally accepted in the United States ("U.S. GAAP") and are expressed in U.S. dollars.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions by management that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. While management believes the estimates to be reasonable, actual results could differ materially from those estimates and could impact future results of operations and cash flows.

Cash and Cash Equivalents- The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2017. At times, the Company may have cash balances in excess of the Federal Deposit Insurance Corporation ("FDIC") insured limits of up to $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. As of December 31, 2017, none of the Company's accounts exceeded the FDIC insured limits.

Accounts Receivable - Accounts receivable reflect customer accounts due.

Equipment - Equipment is stated at cost and consists of office and computer equipment depreciated on a straight-line basis over an estimated useful life of five years; other equipment is depreciated on a straight-line basis over an estimated life of seven years. Maintenance and repairs are charged to expense as incurred.

Intangible Assets - Intangible assets consists of costs incurred for developing technology. In addition, costs related to in-process research and development are reported in intangible assets. During development, in-process research and development is not subject to amortization and is tested for impairment. The Company's developed technology is amortized over a 3-year life.

Revenue Recognition - The Company will recognize revenues from sales of products or rendering services when (a) persuasive evidence that an agreement exists; (b) the products or services have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due are reasonably assured.

The Company has deferred revenue $5,277 as of December 31, 2017, as the Company has received from customers through various methods including pre-orders for monthly subscription-based pricing.

Advertising Expense - The Company charges advertising costs to expense as incurred. Advertising costs were $1,520 for the period ended December 31, 2017.

Research and Development - Research and development costs are expensed as incurred and consist of direct an overhead-related expenses. Expenditures to acquire technologies, including licenses, which are utilized in research and development and have no alternative future use are expensed when incurred. Technology the Company develops is expensed as incurred until technological feasibility is established, after which it is capitalized and amortized.

2. PROPERTY AND EQUIPMENT :

A summary of the cost of property and equipment, by component, and the related accumulated depreciation is as follows:

		December 31, 2017
Computer Equipment	$	2,583
Additions		-
Disposals		-
Computer Equipment		2,583
Total Property and Equipment		2,583
Accumulated Depreciation		(560)
	$	2,023

Depreciation expense was $516 for the period ended December 31, 2017.

3. <u>INTANGIBLE ASSETS</u>:

A summary of the developed technology and the related accumulated amortization is as follows:

		December 31, 2017
Developed Technology	$	15,915
Additions - Costs Capitalized		25,943
Disposals		-
Total Developed Technology		41,858
Accumulated Amortization		(11,707)
	$	30,151

Amortization expense was $11,296 for the period ended December 31, 2017.

4. <u>SHAREHOLDERS' EQUITY:</u>

Capital Stock - The Company has authorized 10,000,000 shares with a $0.00001 par value. 5,625,000 shares of Common Stock are issued and outstanding.

Stock Options - On January 17, 2017, The Company adopted a Stock Plan ("Plan"). The Plan provides incentive to attract, retain, and reward persons performing services for the Company and by motivating such persons to contribute to the growth and profitability of the Company. Initially, up to 625,000 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. As of December 31, 2017; 46,875 shares were granted to consultants.

5. <u>FUTURE EQUITY OBLIGATIONS</u>

During the year ended December 31, 2016, and the period ended December 31, 2017, the Company entered into various SAFE Agreements (Simple Agreement for Future Equity) with third parties. The SAFE Agreements have no maturity date and bear no interest. The Agreements provide the right of the investor to future equity in the Company per the terms of the Agreement. Each Agreement is subject to a valuation cap. The valuation cap of the Agreements entered into are $3,500,000 and the discount rate is 75%.

Per the SAFE Agreements entered into, if there is an equity financing before the instrument expires or is terminated, the Company will convert into shares of the Company's stock. When converting the investment amount into shares of stock, either the valuation cap or the discount rate will apply to the price per share paid by other purchasers in the equity financing, whichever calculation results in a greater number of shares of stock for a SAFE investor. The stock that a SAFE investor is issued will have a liquidation preference that is equal to the original investment amount at one times preference.

If there is a liquidation event before the expiration or termination of the SAFE Agreements, the investor will at its option either: 1) receive a cash payment equal to the purchase amount or 2) receive from the Company a number of shares of common stock derived using the valuation cap. Thereafter the SAFE Agreements will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holder of the SAFE Agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining unpaid amounts will be settled with the issuance of common stock. In a dissolution event, SAFE Agreement holders will be paid out of the remaining assets prior to holders of the Company's capital stock.

During the year ended December 31, 2016, the Company received investment capital of $181,611 under the SAFE Agreements.

As of December 31, 2017, no SAFE Agreements were converted into equity, nor have any terminated or expired based on the terms of the agreements.

6. COMMITMENTS AND CONTINGENCIES :

Lease Commitments - The Company has entered into a lease agreement for its Denver, Colorado office. This lease was for a six-month period which ended November 30, 2017, with a follow-on month-to-month option at an approximate amount of $275 per month.

7. RELATED PARTY TRANSACTIONS:

Related Party Transactions - During the issuance of SAFE Agreements in 2016 various related parties to the Company's officers have participated in these issuances. As of December 31, 2017, related party SAFE Agreements total $16,600. Additionally, in 2017 the current officer(s) of the Company have invested $74,000 of capital (with no equity) separately from the SAFE Agreements.